UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)
Amendment No. 1

SMARTPAY EXPRESS, INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

831718101
(CUSIP Number)

Mon Hung Lew, Shareholder
Suite 1606-7, 16F, Great Eagle Centre
23 Harbour Road
Hong Kong SAR of the People’s Republic of China
Tel: (011) 852-2207-9839
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2008
(Date of Event Which Requires Filing of This Statement)

Copies To:

Harold H. Martin, Esq.
Martin & Pritchett, P.A.
17115 Kenton Drive, Suite 202A
Cornelius, North Carolina 28031
Tel:  (704) 584-0268
Fax:  (704) 895-1528

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mon Hung Lew
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR of the People’s Republic of China
	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Profit Gain Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	7	SOLE VOTING POWER 17,407,550
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,407,550
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,407,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.13%
14	TYPE OF REPORTING PERSON HC

Item 1.                      Security and Issuer.

This Statement amends that certain Schedule 13D filed by Mon Hung Lew with the Commission on November 26, 2007. It relates to shares of common stock, $.001 par value (the “Common Stock”), of SmartPay Express, Inc., a Nevada corporation (the “Issuer”). At present, there are 51,000,000 issued and outstanding shares of Common Stock, and a total of 300,000,000 authorized shares of Common Stock.

Pursuant to the sale of his indirect ownership of 17,407,550 shares of Common Stock, Mr. Lew ceased to be a Reporting Person for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended.  All of the shares of Profit Gain, the company which owns the Common Stock referred to above, were transferred to Ms. Xiuhe Li, a citizen and resident of the People’s Republic of China. Ms. Li plans to file a Schedule 13D to reflect her beneficial ownership of the 17,407,550 shares.

The Issuer’s principal executive offices are located at 5th Floor, Chigo Sales Center, Fenggang Road, Lishui Town, Nanhai, Guangdong Province, P.R. China.

Item 2.                      Identity and Background.

a.	The names of the Reporting Person is Profit Gain.

b.	The business address of Profit Gain is 5th Floor, Chigo Sales Center, Fenggang Road, Lishui Town, Nanhai, Guangdong Province, P.R. China.

c.	Profit Gain’s principal business is that of a holding company for investments made by Ms. Li.

d.	During the past five years, Profit Gain has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, Profit Gain has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Profit Gain is a company organized and existing under the laws of the British Virgin Islands.

Item 3.                      Source and Amount of Funds or Other Consideration.

Pursuant to a Share Exchange Agreement, dated October 10, 2007 (the “Agreement”), between and among Axiom III, Inc., a Nevada corporation (“AXIO”), Duane Bennett, the Chief Executive Officer and sole Director of AXIO (“Bennett”), Eastern Concept Development Ltd., a corporation organized and existing under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“Eastern Concept”), Mr. Benny Lee, the sole shareholder of Eastern Concept (“Eastern Concept Shareholder”), Foshan Wanzhi Electron S&T Co., Ltd., a corporation organized under the laws of the People’s Republic of China (“Foshan”),and Jun Chen, the representative of the shareholders of Foshan (“Foshan Shareholders”), the Eastern Concept Shareholder exchanged all of the share capital of Eastern Concept for 35,351,667 shares of Common Stock of AXIO, or 70.7% of the total 50,000,000 issued and outstanding shares of common stock of AXIO after giving effect to the share exchange. As additional consideration, the Eastern Concept Shareholder agreed to pay $262,500 to the North East Nominee Trust, which was the majority shareholder of AXIO. Bennett is the trustee of the North East Nominee Trust, whose corpus is held for the benefit of his children. The Agreement was attached as exhibit 2.1 to a Form 8-K filed with the Commission on October 24, 2007, and is incorporated by reference hereby.

Subsequently, Eastern Concept Corporate Consulting (Shenzhen) Limited, a company organized and existing under the laws of the People’s Republic of China and a wholly owned subsidiary of Eastern Concept (“Eastern Concept Consulting”), entered into a Share Exchange Agreement, dated November 6, 2007, with the shareholders of Foshan pursuant to which the shareholders of Foshan agreed to exchange 100% of the share capital of Foshan for a purchase price of approximately $1.3 million. The share exchange transaction was consummated on November 9, 2007, and, as a result, Foshan became a wholly owned subsidiary of Eastern Concept Consulting. The Share Exchange Agreement was attached as exhibit 2.2 to a Form 8-K filed with the Commission on November 9, 2007, and is incorporated by reference hereby.

Eastern Concept is a holding company, with audited and pro forma financials presented in the 8-K that was filed on October 24, 2007, whose sole purpose was to effect the reverse merger with AXIO and later consummate an acquisition of the share capital of Foshan from its shareholders for approximately $1.3 million. Foshan is principally engaged in providing smart card payment systems and related value-added services mainly in the Guangdong province of the People’s Republic of China. Foshan is a “non-bank” card issuer/operator with support from the municipal government and approval from the People’s Bank of China to collect deposits as prepayment stored in the chip embedded in the cards that it issues.

After the Share Exchange was consummated, AXIO changed its name to SmartPay Express, Inc. and increased its authorized Common Stock to 300,000,000 shares pursuant to a Definitive Schedule 14C dated December 18, 2007.

Mr. Mon Hung Lew acquired indirect ownership of 17,407,550 shares of Common Stock from Benny Lee, the Chairman, CEO and Secretary of SmartPay Express, Inc. through a corporation known as Profit Gain. Mr. Lew recently sold the two outstanding shares of common stock of Profit Gain to Ms. Li in a private transaction.

There were no funds or other consideration paid by Ms. Li to acquire indirect ownership of the shares reported herein.

Item 4.                      Purpose of Transaction.

The purpose of the transactions were to transfer two shares of Profit Gain to Ms. Li, which gives her control over the 17,407,550 shares of Common Stock of the Issuer. This does not represent a change of control of the Issuer within the meaning of Rule 405 under the Securities Act of 1933, as amended.

Other than as heretofore described, Profit Gain has no plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5.                      Interest in Securities of the Issuer.

a.           At present, Profit Gain beneficially owns 17,407,550 shares of Common Stock.  Profit Gain disclaims any membership in a group within the meaning of Section 13(d)(3) of the Act.

b.           The following table indicates the number of shares as to which Profit Gain has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding

Profit Gain	17,407,550	34.13%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding

Profit Gain	-0-	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding

Profit Gain	17,407,550	34.13%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding

Profit Gain	-0-	0%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Refer to the discussion under Item 4, above, with respect to any contracts, arrangements, understandings or relationships among Profit Gain and between such persons and any person with respect to any securities of the Issuer. Profit Gain represent that no such contracts, arrangements, understandings or relationships currently exist except as disclosed therein.

Item 7.                      Material to be Filed as Exhibits.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MON HUNG LEW

By: /s/ Mon Hung Lew
Name: Mon Hung Lew

Date: August 27, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROFIT GAIN MANAGEMENT LIMITED.

By: /s/ Xiuhe Li
Name: Xiuhe Li
Title: Chief Executive Officer

Date: August 27, 2008